

COUNTRYSIDE
CANADA POWER INC.
www.countrysidepowerfund.com


06014519

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Countryside Power Income Fund, Reference: 82-34969

SUPPL

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed promptly with the Securities and Exchange Commission:

1. Form 1 Submission – Change in Issued and Outstanding Securities (Countryside Power Income Fund)
2. Form 1 Submission for the month ending November 31, 2005, for the period December 1, 2005 – April 30, 2006 and for the month ending May 31, 2006 (Countryside Canada Power Inc.)

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

N. Archibald

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2006 JUN 21 A 10: 1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	19,651,750	As at :	04/30/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	5,036		
Issued & Outstanding Closing Balance :	19,656,786		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/24/2006	Convertible Bonds/Notes/Loans/Debentures	5,036
Totals		5,036

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	5194350298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	
Last Updated:	06/09/2006 12:37:29

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Canada Power Inc.
Symbol :	CSD.DB.U
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	547,590	As at :	04/30/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-460		
Issued & Outstanding Closing Balance :	547,130		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/24/2006	Convertible Bonds/Notes/Loans/Debentures	-460
Totals		-460

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	5194350298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	
Last Updated:	06/09/2006 12:50:46

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**550,000**	**$55,000,000 USD**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description) USD debentures		
SUBTRACT:	Issuer Bid Purchase		
	Redemption	2,410	241,000 USD
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*	**547,590**	**$54,759,000 USD**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	0	0
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description) USD debentures	55,000	$55,000,000 USD
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		